Exhibit 99.1

SINA Reports Third Quarter 2012 Financial Results

SHANGHAI, China—November 15, 2012—SINA Corporation (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•          Net revenues increased 17% year over year to $152.4 million.  Non-GAAP net revenues increased 18% year over year to $147.7 million, reaching the high end of the Company’s guidance between $145.0 million and $148.0 million.

•          Advertising revenues grew 19% year over year to $120.6 million, within the Company’s guidance between $120.0 million and $122.0 million.

•          Non-advertising revenues increased 9% year over year to $31.8 million.  Non-GAAP non-advertising revenues increased 10% year over year to $27.1 million, exceeding the Company’s guidance between $25.0 million and $26.0 million.  Non-GAAP non-advertising revenues other than MVAS grew 150% year over year to $8.0 million.

•          Net income attributable to SINA was $9.9 million, or $0.14 diluted net income per share attributable to SINA.  Non-GAAP net income attributable to SINA was $11.7 million, or $0.17 non-GAAP diluted net income per share attributable to SINA.

“The London 2012 Olympic Games could very well be termed in China as the ‘social’ Olympics, pushing Weibo.com’s daily active users to a new record and Weibo’s registered accounts to surpass 400 million,” said Charles Chao, CEO and Chairman of SINA.  “We are pleased with the initial results of Weibo monetization, as advertising revenues doubled from the previous quarter and we started revenue sharing with application developers.  We believe these new initiatives will help us reduce the impact of China’s weak macro-economic conditions.  As we look forward into 2013, we are preparing to launch Weibo advertising solutions geared toward the small and medium-sized enterprise market, which will open up new opportunities for SINA advertising.”

Third Quarter 2012 Financial Results

For the third quarter of 2012, SINA reported net revenues of $152.4 million, compared to $130.3 million for the same period last year.  Non-GAAP net revenues for the third quarter of 2012 totaled $147.7 million, compared to $125.6 million for the same period last year.

Online advertising revenues for the third quarter of 2012 were $120.6 million, compared to $101.0 million for the same period last year.  Non-advertising revenues for the third quarter of 2012 totaled $31.8 million, compared to $29.3 million for the same period last year.  MVAS revenues for the third quarter of 2012 amounted to $19.1 million, compared to $21.4 million for the same period last year.

Gross margin for the third quarter of 2012 was 54%, down from 56% for the same period last year.  Advertising gross margin for the third quarter of 2012 was 55%, compared to 59% for the same period last year.  Non-GAAP advertising gross margin for the third quarter of 2012 was 56%, down from 60% for the same period last year, mainly due to increased content spending, particularly related to the Olympics, as well as production-related labor and infrastructure costs.  MVAS gross margin for the third quarter of 2012 was 36%, compared to 32% for the same period last year, due to a change in product mix.

Operating expenses for the third quarter of 2012 totaled $79.2 million, compared to $132.9 million for the same period last year, which included a $68.9 million impairment in MVAS goodwill.  Non-GAAP operating expenses for the third quarter of 2012 were $73.7 million, compared to $60.4 million for the same period last year.  The increase in non-GAAP operating expenses was primarily due to higher personnel, fixed asset and facilities related costs, partially offset by lower marketing expenditures.

Income from operations for the third quarter of 2012 was $3.8 million, compared to a loss from operations of $59.8 million for the same period last year.  Non-GAAP income from operations for the third quarter of 2012 was $5.4 million, compared to $8.9 million for the same period last year.

Non-operating income from for the third quarter of 2012 was $8.3 million, compared to a non-operating loss of $275.2 million from the same period last year.  Non-operating results for the third quarter of 2012 included a gain of $7.2 million from the conversion of shares of Tudou Holdings Limited to shares of Youku Tudou Inc., partially offset by a loss of $4.2 million from the write-down on investment in Mecox Lane Limited (“Mecox”).  Non-operating results for the third quarter of 2011 included a loss of $281.2 million related to the write-down on investments in China Real Estate Information Corporation (“CRIC”) and Mecox.

Net income attributable to SINA for the third quarter of 2012 was $9.9 million, compared to a net loss attributable to SINA of $336.3 million for the same period last year.  Diluted net income per share attributable to SINA for the third quarter of 2012 was $0.14, compared to a diluted net loss per share attributable to SINA of $5.10 for the same period last year.  Non-GAAP net income attributable to SINA for the third quarter of 2012 was $11.7 million, compared to $17.5 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the third quarter of 2012 was $0.17, compared to $0.26 for the same period last year.

As of September 30, 2012, SINA’s cash, cash equivalents and short-term investments totaled $696.2 million, compared to $673.5 million as of December 31, 2011.  For the third quarter of 2012, cash provided by operating activities was $17.7 million, capital expenditures totaled $18.4 million and depreciation expenses amounted to $7.1 million.

Business Outlook

SINA estimates that its non-GAAP net revenues for the fourth quarter of 2012 will be between $132 million and $136 million, with advertising revenues to be between $110 million and $112 million, representing a year-over-year increase between 6% and 8%, and non-GAAP non-advertising revenues to be between $22 million and $24 million, representing a year-over-year decrease between 4% and 12%.  The Company’s estimate of non-GAAP non-advertising revenues assumes that MVAS revenues may decline between $8 million to $9 million year over year due to new operator policies to reduce customer complaints.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenue related to SINA’s equity investment in CRIC/E-House.

Non-GAAP Measures

This release contains financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with GAAP.  The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP gross profit, non-GAAP advertising gross margin, non-GAAP operating expenses, non-GAAP income/(loss) from operations, non-GAAP equity earnings/(loss) from equity investments, non-GAAP net income/(loss) attributable to SINA and non-GAAP diluted net income/(loss) per share attributable to SINA.

The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects.  The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, recognition of deferred revenues and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary, from its internal financial statements for purposes of its internal budgets.  Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows more meaningful period-to-period comparisons.  The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payments and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the amortization of intangible assets from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s cash performance between reporting periods.  In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the recognition of deferred revenues, mostly relating to the license agreements with CRIC from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s revenue performance between reporting periods.  In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding stock-based compensation and amortization expense of intangible assets from its share of earning/(loss) from equity investments is useful for itself and investors, as these items are excluded to calculate the Company’s non-GAAP measures.

The Company’s management believes excluding gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary from its non-GAAP financial measures is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.

The non-GAAP financial measures have limitations.  They do not include all items of income and expense that affect the Company’s operations.  Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company.  Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

Conference Call

SINA will host a conference call at 8 p.m. Eastern Time on November 15, 2012 (or 9a.m. —10a.m. Beijing Time on November 16, 2012) to present an overview of the Company’s financial performance and business operations.  A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.  The conference call can be accessed as follows:

US:	+1 646 254 3515
Hong Kong:	+852 3051 2745
Passcode for all regions:	66183734

A replay of the conference call will be available through midnight Eastern Standard Time November 22, 2012.  The dial-in number is +61 2 8199 0299.  The pass code for the replay is 66183734.

About SINA

We are an online media company serving China and the global Chinese communities.  Our digital media network of SINA.com(portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings.  SINA.cn provides information and entertainment content from SINA portal customized for WAP users.  Based on an open-platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.

Through these businesses and properties and other business lines, we offer an array of services including mobile value added services (“MVAS”), online video, music streaming, online games, photo sharing, blog, email, classified listings, fee-based services, e-commerce and enterprise services.  We generate the majority of our revenues from online brand advertising, MVAS and fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully integrate acquired businesses, risks associated with its investments, including equity pick-up and impairment, and any failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2011 and its other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2012	2011	2012	2012	2011
Net revenues:
Advertising	$120,590	$101,018	$103,130	$302,262	$265,150
Non-advertising	31,788	29,268	28,475	87,941	84,310
	152,378	130,286	131,605	390,203	349,460
Cost of revenues:
Advertising (a)	54,010	41,070	48,472	146,566	111,823
Non-advertising	15,428	16,072	13,150	41,605	42,792
	69,438	57,142	61,622	188,171	154,615
Gross profit	82,940	73,144	69,983	202,032	194,845

Operating expenses:
Sales and marketing (a)	38,439	36,256	34,471	107,654	99,854
Product development (a)	28,392	19,429	26,139	79,554	44,069
General and administrative (a)	12,308	8,264	9,188	28,817	21,033
Goodwill impairment	—	68,891	—	—	68,891
Amortization of intangibles	12	107	12	132	624
	79,151	132,947	69,810	216,157	234,471
Income/(loss) from operations	3,789	(59,803)	173	(14,125)	(39,626)

Non-operating income:
Interest and other income, net	4,388	5,826	4,782	12,701	12,788
Earning/(loss) from equity investments, net	883	176	(3,315)	(6,353)	1,241
Gain on sale of /(impairment) on investments,net	3,004	(281,162)	32,770	38,835	(281,548)
	8,275	(275,160)	34,237	45,183	(267,519)

Income/(loss) before income taxes	12,064	(334,963)	34,410	31,058	(307,145)
Provision for income taxes	(1,592)	(1,366)	(1,033)	(1,351)	(4,288)

Net income/(loss)	10,472	(336,329)	33,377	29,707	(311,433)
Less: Net income/(loss) attributable to noncontrolling interest	594	9	132	324	(62)

Net income/(loss) attributable to SINA	$9,878	$(336,338)	$33,245	$29,383	$(311,371)

Basic net income/(loss) per share attributable to SINA	$0.15	$(5.10)	$0.50	$0.44	$(4.80)
Diluted net income/(loss) per share attributable to SINA	$0.14	$(5.10)	$0.49	$0.43	$(4.80)

Shares used in computing basic net income/(loss) per share attributable to SINA	66,496	65,908	66,337	66,339	64,821
Shares used in computing diluted net income/(loss) per share attributable to SINA	66,874	65,908	66,809	66,822	64,821

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$865	$895	$751	$2,423	$2,281
Sales and marketing	1,187	909	754	2,707	2,087
Product development	1,011	982	868	2,946	1,950
General and administrative	3,267	1,629	1,346	5,746	4,994

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30,	December 31,
	2012	2011
Assets
Current assets:

Cash and cash equivalents	$227,101	$513,980
Short-term investments	469,146	159,495
Accounts receivable, net	144,959	112,469
Other current assets	49,510	41,966
Total current assets	890,716	827,910

Property and equipment, net	72,391	74,511
Goodwill and intangible assets, net	15,851	15,974
Investments	463,130	463,938
Other assets	27,370	9,114
Total assets	$1,469,458	$1,391,447

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,183	$8,854
Accrued liabilities	203,828	174,972
Income taxes payable	9,956	14,717
Convertible debt	—	2,200
Total current liabilities	217,967	200,743

Long-term deferred revenue	112,470	126,529
Other long-term liabilities	1,815	1,826
Total liabilities	332,252	329,098

Shareholders’ equity
SINA shareholders’ equity	1,128,410	1,055,670
Noncontrolling interest	8,796	6,679
Total shareholders’ equity	1,137,206	1,062,349

Total liabilities and shareholders’ equity	$1,469,458	$1,391,447

SINA CORPORATION

UNAUDITED SEGMENT INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2012	2011	2012	2012	2011

Net revenues
Advertising	$120,590	$101,018	$103,130	$302,262	$265,150
Mobile related	19,079	21,374	17,668	55,765	62,176
Others	12,709	7,894	10,807	32,176	22,134
	$152,378	$130,286	$131,605	$390,203	$349,460

Cost of revenues
Advertising	$54,010	$41,070	$48,472	$146,566	$111,823
Mobile related	12,262	14,584	10,778	34,717	39,452
Others	3,166	1,488	2,372	6,888	3,340
	$69,438	$57,142	$61,622	$188,171	$154,615

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	September 30, 2012				September 30, 2011				June 30, 2012
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$120,590			$120,590	$101,018			$101,018	$103,130			$103,130
Non-advertising revenues	31,788	(4,687	)(c)	27,101	29,268	(4,687	)(c)	24,581	28,475	(4,686	)(c)	23,789
Net revenues	$152,378	$(4,687)		$147,691	$130,286	$(4,687)		$125,599	$131,605	$(4,686)		$126,919

		865	(a)			895	(a)			751	(a)
		(4,687	)(c)			(4,687	)(c)			(4,686	)(c)
Gross profit	$82,940	$(3,822)		$79,118	$73,144	$(3,792)		$69,352	$69,983	$(3,935)		$66,048

						(3,520	)(a)
		(5,465	)(a)			(107	)(b)			(2,968	)(a)
		(12	)(b)			(68,891	)(f)			(12	)(b)
Operating expenses	$79,151	$(5,477)		$73,674	$132,947	$(72,518)		$60,429	$69,810	$(2,980)		$66,830

						4,415	(a)
		6,330	(a)			107	(b)			3,719	(a)
		12	(b)			(4,687	)(c)			12	(b)
		(4,687	)(c)			68,891	(f)			(4,686	)(c)
Income/(loss) from operations	$3,789	$1,655		$5,444	$(59,803)	$68,726		$8,923	$173	$(955)		$(782)

						4,415	(a)
		6,330	(a)			107	(b)			3,719	(a)
		12	(b)			(4,687	)(c)			12	(b)
		(4,687	)(c)			3,909	(d)			(4,686	)(c)
		3,138	(d)			281,162	(e)			4,217	(d)
		(3,004	)(e)			68,891	(f)			(32,770	)(e)
Net income/(loss) attributable to SINA	$9,878	$1,789		$11,667	$(336,338)	$353,797		$17,459	$33,245	$(29,508)		$3,737

Diluted net income/(loss) per share attributable to SINA	$0.14			$0.17	$(5.10)			$0.26	$0.49			$0.05
Shares used in computing diluted net income/(loss) per share attributable to SINA	66,874	—		66,874	65,908	1,005	(g)	66,913	66,809	—		66,809

Gross margin - advertising	55%	1%		56%	59%	1%		60%	53%	1%		54%

	Nine months ended
	September 30, 2012				September 30, 2011
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$302,262			$302,262	$265,150			$265,150
Non-advertising revenues	87,941	(14,059	)(c)	73,882	84,310	(14,059	)(c)	70,251
Net revenues	$390,203	$(14,059)		$376,144	$349,460	$(14,059)		$335,401

		2,423	(a)			2,281	(a)
		(14,059	)(c)			(14,059	)(c)
Gross profit	$202,032	$(11,636)		$190,396	$194,845	$(11,778)		$183,067

						(9,031	)(a)
		(11,399	)(a)			(624	)(b)
		(132	)(b)			(68,891	)(f)
Operating expenses	$216,157	$(11,531)		$204,626	$234,471	$(78,546)		$155,925

						11,312	(a)
		13,822	(a)			624	(b)
		132	(b)			(14,059	)(c)
		(14,059	)(c)			68,891	(f)
Income/(loss) from operations	$(14,125)	$(105)		$(14,230)	$(39,626)	$66,768		$27,142

						11,312	(a)
		13,822	(a)			624	(b)
		132	(b)			(14,059	)(c)
		(14,059	)(c)			10,745	(d)
		10,933	(d)			281,548	(e)
		(38,835	)(e)			68,891	(f)
Net income/(loss) attributable to SINA	$29,383	(28,007)		$1,376	$(311,371)	$359,061		$47,690

Diluted net income/(loss) per share attributable to SINA	$0.43			$0.01	$(4.80)			$0.71
Shares used in computing diluted
net income/(loss) per share attributable to SINA	66,822	—		66,822	64,821	2,300	(g)	67,121

Gross margin - advertising	52%	0	%*	52%	58%	1%		59%

(a)  To adjust stock-based compensation related to employee incentives.

(b)  To adjust  amortization of intangible assets.

(c)  To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.

(d)  To adjust share of equity investments’ GAAP to Non-GAAP reconciling items, net of share of amortization of intangibles not on their books.

(e)  To adjust gain on sale of/(impairment) on equity investments

(f)  To adjust for impairment of MVAS goodwill

(g)  To adjust the number of shares used in computing diluted net loss per share from diluted net income per share.

* Rounding

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	September 30, 2012			September 30, 2011			June 30, 2012
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$2,046			$1,605			$1,961
To adjust amortization expenses of intangible assets resulting from business acquisitions		749			1,568			1,663
Earning/(loss) from equity investments, net	$1,226	$2,795	$4,021	$912	$3,173	$4,085	$(2,722)	$3,624	$902
Share of amortization of equity investments’ intangibles not on their books	$(343)	$343	$—	$(736)	$736	$—	$(593)	$593	$—
	$883	$3,138	$4,021	$176	$3,909	$4,085	$(3,315)	$4,217	$902

	Nine months ended
	September 30, 2012			September 30, 2011
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$5,161			$3,914
To adjust amortization expenses of intangible assets resulting from business acquisitions		4,100			4,611
Earning/(loss) from equity investments, net	$(4,681)	$9,261	$4,580	$3,461	$8,525	$11,986
Share of amortization of equity investments’ intangibles not on their books	$(1,672)	$1,672	$—	$(2,220)	$2,220	$—
	$(6,353)	$10,933	$4,580	$1,241	$10,745	$11,986

* Earning/(loss) from equity investments is recorded one quarter in arrears.